Exhibit (k)(29)

ANNEX I

Supplemental Terms and Conditions

This Annex I forms a part of the Bond Market Association Master Repurchase Agreement, dated as of November 17, 2017 (the “Agreement”), between BNP Paribas Securities Corp. (“Party A”) and NexPoint Advisors, L.P. (the “Agent”) as Agent for NexPoint Credit Strategies Fund (“Party B). For the purpose of this Agreement, “Seller” means Party B and “Buyer” means Party A. Capitalized terms used but not defined in this Annex I shall have the meanings ascribed to them in the Agreement.

1.	Other Applicable Annexes. In addition to Annexes I and II, the following Annexes and any Schedules thereto shall form a part of this Agreement and shall be applicable thereunder:

Annex III (International Transactions)

Annex IV (Agency Annex)

Annex VI (Buy/Sell Back Transaction)

In accordance with Paragraph 2(a) of Annex IV, Party A hereby provides the following written list of Principal for which it intends to act as Agent:

•	BNP Paribas.

Party B hereby agrees that the above listed Principal is acceptable to it and agrees that Party A may enter into Transactions under the Agreement for its own account and/or as Agent for the above listed Principal in accordance with Annex IV. Transactions in which Party A acts as agent for BNP Paribas may be booked by BNP Paribas to the following branches:

(a)	BNP Paribas, New York Branch;

(b)	BNP Paribas, Paris;

(c)	BNP Paribas, London Branch;

(d)	BNP Paribas, Grand Cayman Branch.

In accordance with Annex IV, any representation, warranty or covenant in the Agreement that Party A is acting as principal shall not apply to any Transaction in which Party A acts as Agent and in such situation, for the avoidance of doubt, such representation, warranty or covenant shall apply with respect to BNP Paribas.

Annex IV is hereby amended by adding the following paragraph to Paragraph 3 (Limitation of Agent’s Liability) thereof and new Paragraphs 6, 7 and 8 thereto to read as follows provided however that the following paragraphs shall be applicable to the Agent of Party B only and shall not be applicable to Party A acting as Agent for BNP Paribas:

“3. The Agent hereby expressly indemnifies and will hold harmless Party A in the event Party B should make a claim against Party A that such Agent’s authority was lacking or that any such Transaction entered into by the Agent was inappropriate or unsuitable for Party B. The Agent hereby further agrees that it will indemnify and hold harmless Party A in the event it enters into, on behalf of Party B, any Transaction which constitutes or may constitute a prohibited transaction under ERISA, or Section 4975 of the Code. The Agent hereby further agrees that it shall have liability for any loss to Party A resulting from a breach of a representation by the Agent made hereunder).”

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“6. Notification of Change in Agent Status. The Agent hereby agrees that it will notify Party A immediately in the event that its authority on behalf of any Principal is terminated or modified in any material manner.”

“7. Additional Representations of Agent. All agreements, documents or other certificates delivered by it to Party A in connection with this Agreement are true and accurate as of the date of delivery and, if in facsimile form, represent a true and accurate copy of the original thereof and were, as of such date of delivery, in full force and effect.”

“8. No ERISA Plan Assets. Agent represents and warrants to Party A (which representation and warranty will be deemed to be repeated by Agent at all times until the termination of this Agreement and will be deemed a representation and agreement for all purposes of this Agreement that the assets of Party B do not and will not constitute (or be deemed to constitute) (a) “plan assets” for purposes of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (or any successor statute, the “Code”), of any ”plan” subject to ERISA or Section 4975 of the Code or (b) any governmental plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code. Agent and Party B covenant that it will not take any action during the term of this Agreement that would render the foregoing representation and warranty untrue, incorrect, or incomplete, and if any event or condition should occur that would render any such representation or warranty untrue, incorrect, or incomplete, Agent and Party B will immediately give written notice thereof to Party A.”

2.	Additional Representations. Paragraph 10 shall be amended as follows:-

(a)	the word “and” shall be deleted before “(v)” in the ninth line; and

(b)	the following new language shall be inserted after such subsection (v) as follows:

“; (vi) it is acting for its own account, and it has made its own independent decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any advice, counsel, or representation of the other party as investment advice or as a recommendation to enter into that Transaction; it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to expected results of that Transaction;

(vii) it is capable of assessing the merits of (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks (economic and otherwise) of that Transaction. It is also capable of assuming, and assumes, the risks of each Transaction;

(viii) the other party is not acting as a fiduciary for or an adviser to it in respect of that Transaction;

(xi) Party B represents and warrants to Party A (which representation and warranty will be deemed to be repeated by Party A at all times until the termination of this Agreement and

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will be deemed a representation and agreement for all purposes of this Agreement that Party B is not (x) an employee benefit plan (hereinafter, an “ERISA Plan”), as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, or subject to any other statute, regulation, procedure or restriction that is materially similar to Section 406 of ERISA or Section 4975 of the Code, (y) a person acting on behalf of an ERISA Plan or (z) a person the assets of whom constitute assets of an ERISA Plan (the “Plan Assets Representation”. Party B covenants that it will not take any action during the term of this Agreement that would render the foregoing representation and warranty untrue, incorrect, or incomplete, and if any event or condition should occur that would render any such representation or warranty untrue, incorrect, or incomplete, Party B will immediately give written notice thereof to Party A.”

3.	Set-Off. Without prejudice to the provisions of Paragraph 11 of the Agreement, each party hereby acknowledges that:

Upon the designation of an Event of Default pursuant to Paragraph 11(a) with respect to a party (“X”), the designating party (“Y”) will have the right (but not be obliged) without prior notice to X or any other person to set-off or apply any obligation of X owed to Y (whether or not matured or contingent and whether or not arising under the Agreement, and regardless of the currency, place of payment or booking office of the obligation) (“Other Amounts”) against any obligation of Y to pay any amount to X pursuant to the Agreement. To the extent that any Other Amounts are so set off, those Other Amounts will be discharged promptly and in all respects. Y will give notice to the other party of any set-off effected under this Section.

For this purpose, any obligations so set-off or applied which are not denominated in the U.S. dollars shall be converted into U.S. dollars on the relevant date at a spot rate published by a recognized source on such date.

If an obligation of X is unascertained, Y may in good faith estimate that obligation and effect a set-off or application in respect of the amount so estimated, subject to the relevant party accounting to the other when the obligation is ascertained.

Nothing in this Section will be effective to create a charge or other security interest. This Section will be without prejudice and in addition to any right of set-off, offset, combination of accounts, lien, right of retention or withholding or similar right or requirement to which any party is at any time otherwise entitled or subject (whether by operation of law, contract or otherwise).

4.	Paragraph 16 of the Agreement is hereby amended to add the following provisions:

Each party hereto hereby consents to the non-exclusive jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder.

Party A hereunder irrevocably appoints as its process agent to receive for it and on its behalf service of process in any Proceeding: not applicable

Party B hereunder irrevocably appoints as its process agent to receive for it and on its behalf service of process in any Proceeding: not applicable.

Waiver of Jury Trial. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO HAVE A TRIAL BY JURY IN

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RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH A SUIT, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

5.	Documents to be delivered. Each party shall, at the time of execution of the Agreement, deliver to the other party evidence of the authority, incumbency and specimen signature of each party executing this Agreement and the following:

Party Required to Deliver Documents	Form/Document/ Certificate	Date by which to be delivered
Party A	A duly executed United States Internal Revenue Service Form W-9 (or successor thereto)	(i) Upon execution of the Agreement; or (ii) upon request thereafter.

Party B	A duly executed United States Internal Revenue Service Form W-9 (or successor thereto)	(i) Upon execution of the Agreement; or (ii) upon request thereafter

Party B	Certified Copy of its investment management agreement (the “Investment Management Agreement”), its private placement or offering memorandum or other offering document together with any organizational agreements relating to its shareholders, partners, members or similar persons in each case with any amendments thereto.	(i) Upon execution of the Agreement; or (ii) upon request thereafter

6.	Consent to Recording. Each party (i) consents to the recording of the telephone conversations of trading and marketing and/or other personnel of the parties in connection with this Agreement or any potential Transaction (ii) agrees to obtain any necessary consent of and give notice of such recording to such personnel of it; and (iii) agrees, to the extent permitted by applicable law, that recordings may be submitted in evidence in any proceedings relating to this Agreement.

7.	Other Provisions.

(a)	“Margin Notice Deadline” means 10:00 a.m. New York time.

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(b)	Margin Maintenance provisions will operate only where Margin Deficit or Margin Excess exceeds US$ 100,000.

(c)	Margin Maintenance provisions will apply on a net aggregate basis.

(f)	Additional Events of Default. In addition to the events enumerated in Paragraph 11 of the Agreement, the occurrence of any one or more of the following events shall constitute an Event of Default under the Agreement and entitle the non-defaulting party to exercise the termination rights under Paragraph 11 of the Agreement:

“(viii) Cross Default to third party agreements. A (x) default (howsoever described) by a party to this Agreement under one or more agreements or instruments in respect of borrowed money (howsoever described, the “Obligations”), in an aggregate amount of not less than the Threshold Amount (as defined below) shall occur, exist and be continuing which results in such Obligations becoming due and payable under such agreements or instruments, before it would otherwise have been due and payable or (y) a default by such party in making one or more payments on the due date thereof in an aggregate amount of not less than the Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period). Notwithstanding the foregoing, a default under subsection (y) hereof shall not constitute an Event of Default if (i) the default was caused solely by error or omission of an administrative or operational nature; (ii) funds were available to enable the party to make the payment when due; and (iii) the payment is made within two Local Business Days of such party’s receipt of written notice of its failure to pay

For purposes of the foregoing, “Threshold Amount” means (i) in relation to Party A, an amount equal to 3% of the total shareholders’ equity of BNP Paribas (as specified from time to time in its most recently published audited consolidated financial statements), or the equivalent in any other currency or currencies, and (ii) in relation to Party B, the greater of (x) USD 10,000,000 or the equivalent in any other currency or currencies, or (y) an amount equal to 3% of Party B’s Net Asset Value.

(ix) Cross Default to Other Agreements. An occurrence or existence of a default, Event of Default, termination event or other similar condition or event (however described) after giving effect to any applicable notice requirement or grace period in (i) any Master Agreement, including but not limited to a Master Securities Forward Transaction Agreement, an ISDA Master Agreement or similar agreement between Party B and Party A, or between Party B and BNP Paribas, or (ii) the PB Lock-Up Agreement between Party B and BNPP PB, Inc.

(x) Change in Status of Agent. NexPoint Advisors, L.P. (i) ceases to be the Agent of Party B or (ii) becomes subject to an event with respect to itself as described in Paragraph 2(a) of this Agreement (“Act of Insolvency”) and is not replaced by an another investment advisor reasonably acceptable to Party A.”

(g)

Role of Agent and Additional Representations of Party B. Party B represents that it has delegated the management of its assets to NexPoint Advisors, L.P. under the terms of the Amended and Restated Investment Advisory Agreement dated June 12, 2012 and said agreement remains in full force and effect. Party B agrees that the Agent will

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negotiate and execute Transactions on behalf of Party B and, consequently, Party B will be bound by those Transactions as if they had been negotiated directly by Party B. Party B agrees further that any Transaction so executed and any Confirmation confirming the terms thereof executed by the Agent on its behalf will be evidence that Party A and Party B have entered into the Transaction directly; and Party A, unless it has received written notice of termination of the authority of Agent to bind Party B as specified in this paragraph, shall be entitled to rely upon any and all instructions or notices received from the Agent with respect to this Agreement, all Transactions or other documents delivered in connection with the foregoing. Based on the foregoing representations and agreements (which shall be deemed repeated on the date of entry of any Transaction, or delivery of any agreement, instrument or document by or on behalf of Party B), Party A shall be under no obligation to determine whether the giving of any notice, instruction or entering into any Transaction in connection with the Agreement is within the authority of the Agent.

(h)	Retention of Volcker Voting Rights. Notwithstanding any other provision of the Agreement, if Party A shall have the ability to exercise (or direct the exercise of) any Volcker Voting Right with respect to any Purchased Security during the term of the relevant Transaction, (a) such Volcker Voting Right shall be considered to belong to Party B and (b) Party A: (i) shall not exercise such Volcker Voting Right unless and until directed to do so by Party B; and (ii) shall exercise such Volcker Voting Right as and only as directed by Party B; provided that, without prejudice to clause (b)(i) hereof, Party A shall have no obligation to take any action in relation to any direction from Party B with respect to the exercise of any Volcker Voting Right if doing so could expose Party A to liability, could violate any law, rule or regulation applicable to Party A or any interpretation thereof (whether or not having the force of law), could cause reputational damage to Party A or could cause Party A to otherwise incur any expenses not paid by Party B in a manner satisfactory to Party A.

“Volcker Voting Right” means any right referred to in 12 C.F.R. § 248.10(d)(6)(i)(A) with respect to a “covered fund” as defined in 12 C.F.R. § 248.10(b).”

(i)	Mini Close-Out.

(i) If Seller fails to deliver Purchased Securities to Buyer on the Purchase Date for a Transaction (a “Seller Delivery Failure”), Buyer may:

(A) if Buyer has paid the Purchase Price to Seller, require Seller to immediately repay the sum so paid;

(B) if a Margin Deficit exists with respect to such Transaction, require Seller from time to time to pay cash sufficient to eliminate such Margin Deficit; and

(C) at any time while such Seller Delivery Failure continues, terminate such Transaction by electing to have the provisions of Paragraph 11 of the Agreement apply as if an Event of Default had occurred with respect to Seller and such Transaction were the sole Transaction under the Agreement.

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(ii) If Buyer fails to deliver Purchased Securities to Buyer on the Repurchase Date for a Transaction (a “Buyer Delivery Failure”), Seller may:

(A) if Seller has paid the Repurchase Price to Buyer, require Buyer to immediately repay the sum so paid;

(B) if a Margin Excess exists with respect to such Transaction, require Buyer from time to time to pay cash sufficient to eliminate such Margin Excess; and

(C) at any time while such Buyer Delivery Failure continues, terminate such Transaction by electing to have the provisions of Paragraph 11 of the Agreement apply as if an Event of Default had occurred with respect to Buyer and such Transaction were the sole Transaction under the Agreement.

Notwithstanding any other provision of this Agreement, (i) neither a Buyer Delivery Failure nor a Seller Delivery Failure shall constitute an Event of Default and (ii) neither party shall be entitled to declare an Event of Default or exercise remedies under Paragraph 11 solely on the basis of a Buyer Delivery Failure or a Seller Delivery Failure.

(j)	Negative Interest. Notwithstanding anything to the contrary in this Agreement, the parties hereby agree that, with respect to any Transaction as of any date, the Pricing Rate may be negative and the Price Differential may be a negative number.

(k)	ISDA 2016 Bail-in Art 55 BRRD Protocol. The parties agree that the terms of the Attachment to the ISDA 2016 Bail-in Art 55 BRRD Protocol published by the International Swaps and Derivatives Association, Inc. (“Protocol”) apply to this Agreement (which shall, for these purposes, be deemed to be a “Protocol Covered Agreement”) as if the parties had each adhered to the Protocol without amendment, with an Implementation Date of 1st January, 2016”.

[execution page follows]

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IN WITNESS WHEREOF the parties have executed this Annex to the Agreement with effect from the date specified on the first page of this document.

BNP PARIBAS SECURITIES CORP.,		NEXPOINT CREDIT STRATEGIES FUND,
as Buyer		as Seller

By	/s/ Anna Kaufman	By	/s/ Frank Waterhouse
Name:	Anna Kaufman	Name:	Frank Waterhouse
Title:	Authorized Signatory	Title:	Treasurer

By	/s/ Michael Crapanzano	NEXPOINT CREDIT STRATEGIES FUND
Name:	Michael Crapanzano
Title:	Vice President	By: NEXPOINT ADVISORS, L.P., its Agent as investment manager and not its individual capacity except where indicated herein

		By	/s/ Frank Waterhouse
		Name:	Frank Waterhouse
		Title:	Treasurer

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ANNEX II

Names and Addresses for Communications Between Parties

BNP Paribas Securities Corp.

787 Seventh Avenue, 8th floor

New York, NY 10019

With respect to Paragraphs 11 and 15 of the Agreement:

Attention: CIB Legal - Master Agreement Team – PSA

Telephone No.: (212) 841-2071

For Repo margin/collateral purposes:

Attention: Collateral Management

BNP Paribas

525 Washington Blvd

Jersey City, NJ 07310

Telephone 201 850 5587

Email:    reponybnppcollateral@us.bnpparibas.com

For all other matters:

Attention: Lori Zekanoski,

Trading Operations - Fixed Income Bond Settlements

Telephone No.: (201) 850-5616

NEXPOINT CREDIT STRATEGIES FUND

Email: R-Operations <R-Operations@HighlandCapital.com>

Phone: 972-628-4100

Attention: James Palmer

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Annex III

International Transactions Annex

This Annex III (including any Schedules hereto) forms a part of the Master Repurchase Agreement dated as of November 16, 2017 (the “Agreement”) between BNP Paribas Securities Corp. (“Party A”) and Nexpoint Advisors, L.P. (the “Agent”) as Agent for NexPoint Credit Strategies Fund (“Party B).

Capitalized terms used but not defined in this Annex III shall have the meanings ascribed to them in the Agreement.

1.	Definitions. For purposes of the Agreement and this Annex III:

(a)     The following terms shall have the following meanings:

“Base Currency”, United States dollars or such other currency as Buyer and Seller may agree in the Confirmation with respect to any International Transaction or otherwise in writing;

“Business Day” or “business day”:

(i)    in relation to any International Transaction which (A) involves an International Security and (B) is to be settled through CEDEL or Euroclear, a day on which CEDEL or, as the case may be, Euroclear is open to settle business in the currency in which the Purchase Price and the Repurchase Price are denominated;

(ii)    in relation to any International Transaction which (A) involves an International Security and (B) is to be settled through a settlement system other than CEDEL or Euroclear, a day on which that settlement system is open to settle such International Transaction;

(iii)    in relation to any International Transaction which involves a delivery of Securities not falling within (i) or (ii) above, a day on which banks are open for business in the place where delivery of the relevant Securities is to be effected; and

(iv) in relation to any International Transaction which involves an obligation to make a payment not falling within (i) or (ii) above, a day other than a Saturday or Sunday on which banks are open for business in the principal financial center of the country of which the currency in which the payment is denominated is the official currency and, if different, in the place where any account designated by the parties for the making or receipt of the payment is situated (or, in the case of ECU, a day on which ECU clearing operates);

“CEDEL”, CEDEL Bank, société anonyme;

“Contractual Currency”, the currency in which the International Securities subject to any International Transaction are denominated or such other currency as may be specified in the Confirmation with respect to any International Transaction;

“Euroclear”, Morgan Guaranty Trust Company of New York, Brussels Branch, as operator of the Euroclear System;

“International Security”, any Security that (i) is denominated in a currency other than United States dollars or (ii) is capable of being cleared through a clearing facility outside the United States or (iii) is issued by an issuer organized under the laws of a jurisdiction other than the United States (or any political subdivision thereof);

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“International Transaction”, any Transaction involving (i) an International Security or (ii) a party organized under the laws of a jurisdiction other than the United States (or any political subdivision thereof) or having its principal place of business outside the United States or (iii) a branch or office outside the United States designated in Annex I by a party organized under the laws of the United States (or any political subdivision thereof) as an office through which that party may act;

“LIBOR”, in relation to any sum in any currency, the offered rate for deposits for such sum in such currency for a period of three months which appears on the Reuters Screen LIBO page as of 11:00 A.M., London time, on the date on which it is to be determined (or, if more than one such rate appears, the arithmetic mean of such rates);

“Spot Rate”, where an amount in one currency is to be converted into a second currency on any date, the spot rate of exchange of a comparable amount quoted by a major money-center bank in the New York interbank market, as agreed by Buyer and Seller, for the sale by such bank of such second currency against a purchase by it of such first currency.

(b)    Notwithstanding Paragraph 2 of the Agreement, the term “Prime Rate” shall mean, with respect to any International Transaction, LIBOR plus a spread, as may be specified in the Confirmation with respect to any International Transaction or otherwise in writing.

2.    Manner of Transfer. All transfers of International Securities (i) shall be in suitable form for transfer and accompanied by duly executed instruments of transfer or assignment in blank (where required for transfer) and such other documentation as the transferee may reasonably request, or (ii) shall be transferred through the book-entry system of Euroclear or CEDEL, or (iii) shall be transferred through any other agreed securities clearing system or (iv) shall be transferred by any other method mutually acceptable to Seller and Buyer.

3.	Contractual Currency.

(a)    Unless otherwise mutually agreed, all funds transferred in respect of the Purchase Price or the Repurchase Price in any International Transaction shall be in the Contractual Currency.

(b)    Notwithstanding subparagraph (a) of this Paragraph 3, the payee of any payment may, at its option, accept tender thereof in any other currency; provided, however, that, to the extent permitted by applicable law, the obligation of the payor to make such payment will be discharged only to the extent of the amount of the Contractual Currency that such payee may, consistent with normal banking procedures, purchase with such other currency (after deduction of any premium and costs of exchange) for delivery within the customary delivery period for spot transactions in respect of the relevant currency.

(c)    If for any reason the amount in the Contractual Currency so received, including amounts received after conversion of any recovery under any judgment or order expressed in a currency other than the Contractual Currency, falls short of the amount in the Contractual Currency due in respect of the Agreement, the party required to make the payment shall (unless an Event of Default has occurred and such party is the nondefaulting party) as a separate and independent obligation (which shall not merge with any judgment or any payment or any partial payment or enforcement of payment) and to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall.

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(d)    If for any reason the amount of the Contractual Currency received by one party hereto exceeds the amount in the Contractual Currency due such party in respect of the Agreement, then (unless an Event of Default has occurred and such party is the nondefaulting party) the party receiving the payment shall refund promptly the amount of such excess.

4.    Notices. Any and all notices, statements, demands or other communications with respect to International Transactions shall be given in accordance with Paragraph 13 of the Agreement and shall be in the English language.

5.	Taxes.

(a)    Transfer taxes, stamp taxes and all similar costs with respect to the transfer of Securities shall be paid by Seller.

(b)    (i) Unless otherwise agreed, all money payable by one party (the “Payor”) to the other (the “Payee”) in respect of any International Transaction shall be paid free and clear of, and without withholding or deduction for, any taxes or duties of whatsoever nature imposed, levied, collected, withheld or assessed by any authority having power to tax (a “Tax”), unless the withholding or deduction of such Tax is required by law. In that event, unless otherwise agreed, Payor shall pay such additional amounts as will result in the net amounts receivable by Payee (after taking account of such withholding or deduction) being equal to such amounts as would have been received by Payee had no such Tax been required to be withheld or deducted; provided that for purposes of Paragraphs 5 and 6 the term “Tax” shall not include any Tax that would not have been imposed but for the existence of any present or former connection between Payee and the jurisdiction imposing such Tax other than the mere receipt of payment from Payor or the performance of Payee’s obligations under an International Transaction. The parties acknowledge and agree, for the avoidance of doubt, that the amount of Income required to be transferred, credited or applied by Buyer for the benefit of Seller under Paragraph 5 of the Agreement shall be determined without taking into account any Tax required to be withheld or deducted from such Income, unless otherwise agreed.

(ii)    In the case of any Tax required to be withheld or deducted from any money payable to a party hereto acting as Payee by the other party hereto acting as Payor, Payee agrees to deliver to Payor (or, if applicable, to the authority imposing the Tax) any certificate or document reasonably requested by Payor that would entitle Payee to an exemption from, or reduction in the rate of, withholding or deduction of Tax from money payable by Payor to Payee.

(iii)    Each party hereto agrees to notify the other party of any circumstance known or reasonably known to it (other than a Change of Tax Law, as defined in Paragraph 6 hereof) that causes a certificate or document provided by it pursuant to subparagraph (b)(ii) of this Paragraph to fail to be true.

(iv)    Notwithstanding subparagraph (b)(i) of this Paragraph, no additional amounts shall be payable by Payor to Payee in respect of an International Transaction to the extent that such additional amounts are payable as a result of a failure by Payee to comply with its obligations under subparagraph (b)(ii) or (b)(iii) of this Paragraph with respect to such International Transaction.

6.	Tax Event.

(a)    This Paragraph 6 shall apply if either party notifies the other, with respect to a Tax required to be collected by withholding or deduction, that —

(i)    any action taken by a taxing authority or brought in a court of competent jurisdiction after the date an International Transaction is entered into, regardless of whether such action is taken or brought with respect to a party to the Agreement; or

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(ii)    a change in the fiscal or regulatory regime after the date an International Transaction is entered into, (each, a “Change of Tax Law”) has or will, in the notifying party’s reasonable opinion, have a material adverse effect on such party in the context of an International Transaction.

(b)    If so requested by the other party, the notifying party will furnish the other party with an opinion of a suitably qualified adviser that an event referred to in subparagraph (a)(i) or (a)(ii) of this Paragraph 6 has occurred and affects the notifying party.

(c)    Where this Paragraph 6 applies, the party giving the notice referred to in subparagraph (a) above may, subject to subparagraph (d) below, terminate the International Transaction effective from a date specified in the notice, not being earlier (unless so agreed by the other party) than 30 days after the date of such notice, by nominating such date as the Repurchase Date.

(d)    If the party receiving the notice referred to in subparagraph (a) of this Paragraph 6 so elects, it may override such notice by giving a counter-notice to the other party. If a counter-notice is given, the party which gives such counter-notice will be deemed to have agreed to indemnify the other party against the adverse effect referred to in subparagraph (a) of this Paragraph 6 so far as it relates to the relevant International Transaction and the original Repurchase Date will continue to apply.

(e)    Where an International Transaction is terminated as described in this Paragraph 6, the party which has given the notice to terminate shall indemnify the other party against any reasonable legal and other professional expenses incurred by the other party by reason of the termination, but the other party may not claim any sum constituting consequential loss or damage in respect of a termination in accordance with this Paragraph 6.

(f)    This Paragraph 6 is without prejudice to Paragraph 5 of this Annex III; but an obligation to pay additional amounts pursuant to Paragraph 5 of this Annex III may, where appropriate, be a circumstance which causes this Paragraph 6 to apply.

7.    Margin. In the calculation of “Margin Deficit” and “Margin Excess” pursuant to Paragraph 4 of the Agreement, all sums not denominated in the Base Currency shall be deemed to be converted into the Base Currency at the Spot Rate on the date of such calculation.

8.	Events of Default.

(a)    In addition to the Events of Default set forth in Paragraph 11 of the Agreement, it shall be an additional “Event of Default” if either party fails, after one business day’s notice, to perform any covenant or obligation required to be performed by it under this Annex III, including, without limitation, the payment of taxes or additional amounts as required by Paragraph 5 of this Annex III.

(b)    In addition to the other rights of a nondefaulting party under Paragraph 11 of the Agreement, following an Event of Default, the nondefaulting party may, at any time at its option, effect the conversion of any currency into a different currency of its choice at the Spot Rate on the date of the exercise of such option and offset obligations of the defaulting party denominated in different currencies against each other.

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Annex IV

Party Acting as Agent

This Annex IV forms a part of the Master Repurchase Agreement dated as of November 16, 2017 (the “Agreement”) between BNP Paribas Securities Corp. (“Party A”) and NexPoint Advisors, L.P. (the “Agent”) as Agent for NexPoint Credit Strategies Fund (“Party B). This Annex IV sets forth the terms and conditions governing all transactions in which a party selling securities or buying securities, as the case may be (“Agent”), in a Transaction is acting as agent for one or more third parties (each, a “Principal”). Capitalized terms used but not defined in this Annex IV shall have the meanings ascribed to them in the Agreement.

1.	Additional Representations. In addition to the representations set forth in Paragraph 10 of the Agreement, Agent hereby makes the following representations, which shall continue during the term of any Transaction: Principal has duly authorized Agent to execute and deliver the Agreement on its behalf, has the power to so authorize Agent and to enter into the Transactions contemplated by the Agreement and to perform the obligations of Seller or Buyer, as the case may be, under such Transactions, and has taken all necessary action to authorize such execution and delivery by Agent and such performance by it.

2.	Identification of Principals. Agent agrees (a) to provide the other party, prior to the date on which the parties agree to enter into any Transaction under the Agreement, with a written list of Principals for which it intends to act as Agent (which list may be amended in writing from time to time with the consent of the other party), and (b) to provide the other party, before the close of business on the next business day after orally agreeing to enter into a Transaction, with notice of the specific Principal or Principals for whom it is acting in connection with such Transaction. If (i) Agent fails to identify such Principal or Principals prior to close of business on such next business day or (ii) the other party shall determine in its sole discretion that any Principal or Principals identified by Agent are not acceptable to it, the other party may reject and rescind any Transaction with such Principal or Principals, return to Agent any Purchased Securities or portion of the Purchase Price, as the case may be, previously transferred to the other party and refuse any further performance under such Transaction, and Agent shall immediately return to the other party any portion of the Purchase Price or Purchased Securities, as the case may be, previously transferred to Agent in connection with such Transaction; provided, however, that (A) the other party shall promptly (and in any event within one business day) notify Agent of its determination to reject and rescind such Transaction and (B) to the extent that any performance was rendered by any party under any Transaction rejected by the other party, such party shall remain entitled to any Price Differential or other amounts that would have been payable to it with respect to such performance if such Transaction had not been rejected. The other party acknowledges that Agent shall not have any obligation to provide it with confidential information regarding the financial status of its Principals; Agent agrees, however, that it will assist the other party in obtaining from Agent’s Principals such information regarding the financial status of such Principals as the other party may reasonably request.

3.	Limitation of Agent’s Liability. The parties expressly acknowledge that if the representations of Agent under the Agreement, including this Annex, are true and correct in all material respects during the term of any Transaction and Agent otherwise complies with the provisions of this Annex IV, then (a) Agent’s obligations under the Agreement shall not include a guarantee of performance by its Principal or Principals and (b) the other party’s remedies shall not include a right of setoff in respect of rights or obligations, if any, of Agent arising in other transactions in which Agent is acting as principal.

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4.	Multiple Principals.

(a)	In the event that Agent proposes to act for more than one Principal hereunder, Agent and the other party shall elect whether (i) to treat Transactions under the Agreement as transactions entered into on behalf of separate Principals or (ii) to aggregate such Transactions as if they were transactions by a single Principal. Failure to make such an election in writing shall be deemed an election to treat Transactions under the Agreement as transactions on behalf of separate Principals.

(b)    In the event that Agent and the other party elect (or are deemed to elect) to treat Transactions under the Agreement as transactions on behalf of separate Principals, the parties agree that (i) Agent will provide the other party, together with the notice described in Paragraph 2(b) of this Annex IV, notice specifying the portion of each Transaction allocable to the account of each of the Principals for which it is acting (to the extent that any such Transaction is allocable to the account of more than one Principal); (ii) the portion of any individual Transaction allocable to each Principal shall be deemed a separate Transaction under the Agreement; (iii) the margin maintenance obligations of Buyer and Seller under Paragraph 4 of the Agreement shall be determined on a Transaction-by-Transaction basis (unless the parties agree to determine such obligations on a Principal-by-Principal basis); and (iv) Buyer’s and Seller’s remedies under the Agreement upon the occurrence of an Event of Default shall be determined as if Agent had entered into a separate Agreement with the other party on behalf of each of its Principals.

(c)    In the event that Agent and the other party elect to treat Transactions under the Agreement as if they were transactions by a single Principal, the parties agree that (i) Agent’s notice under Paragraph 2(b) of this Annex IV need only identify the names of its Principals but not the portion of each Transaction allocable to each Principal’s account; (ii) the margin maintenance obligations of Buyer and Seller under Paragraph 4 of the Agreement shall, subject to any greater requirement imposed by applicable law, be determined on an aggregate basis for all Transactions entered into by Agent on behalf of any Principal; and (iii) Buyer’s and Seller’s remedies upon the occurrence of an Event of Default shall be determined as if all Principals were a single Seller or Buyer, as the case may be.

(d)    Notwithstanding any other provision of the Agreement (including, without limitation, this Annex IV), the parties agree that any Transactions by Agent on behalf of an employee benefit plan under ERISA shall be treated as Transactions on behalf of separate Principals in accordance with Paragraph 4(b) of this Annex IV (and all margin maintenance obligations of the parties shall be determined on a Transaction-by-Transaction basis).

5.

Interpretation of Terms. All references to “Seller” or “Buyer”, as the case may be, in the Agreement shall, subject to the provisions of this Annex IV (including, among other provisions, the limitations on Agent’s liability in Paragraph 3 of this Annex IV) be construed to reflect that (i) each Principal shall have, in connection with any Transaction or Transactions entered into by Agent on its behalf, the rights, responsibilities, privileges and obligations of a “Seller” or “Buyer”, as the case may be, directly entering into such Transaction or Transactions with the other party under the Agreement, and (ii) Agent’s Principal or Principals have designated Agent as their sole agent for performance of Seller’s obligations to Buyer or Buyer’s obligations to Seller, as the case may be, and for receipt of performance by Buyer of its obligations to Seller or Seller of its obligations to Buyer, as the case may be, in connection with any Transaction or

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Transactions under the Agreement (including, among other things, as Agent for each Principal in connection with transfers of Securities, cash or other property and as agent for giving and receiving all notices under the Agreement). Both Agent and its Principal or Principals shall be deemed “parties” to the Agreement and all references to a “party” or “either party” in the Agreement shall be deemed revised accordingly (and any Act of Insolvency with respect to Agent or any other Event of Default by Agent under Paragraph 11 of the Agreement shall be deemed an Event of Default by Seller or Buyer, as the case may be).

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Annex VI

Buy/Sell Back Transactions

This Annex VI forms a part of the Master Repurchase Agreement dated as of November 16, 2017 (the “Agreement”) between BNP Paribas Securities Corp. (“Party A”) and NexPoint Advisors, L.P. (the “Agent”) as Agent for NexPoint Credit Strategies Fund (“Party B). Capitalized terms used but not defined in this Annex VI shall have the meanings ascribed to them in the Agreement.

1.	In the event of any conflict between the terms of this Annex VI and any other term of the Agreement, the terms of this Annex VI shall prevail.

2.	Each Transaction shall be identified at the time it is entered into and in the relevant Confirmation as either a Repurchase Transaction or a Buy/Sell Back Transaction.

3.	In the case of a Buy/Sell Back Transaction, the Confirmation delivered in accordance with Paragraph 3 of the Agreement may consist of a single document in respect of both of the transfers of funds against Securities which together form the Buy/Sell Back Transaction or separate Confirmations may be delivered in respect of each such transfer.

4.	Definitions. The following definitions shall apply to Buy/Sell Back Transactions:

(a)    “Accrued Interest”, with respect to any Purchased Securities subject to a Buy/Sell Back Transaction, unpaid Income that has accrued during the period from (and including) the issue date or the last Income payment date (whichever is later) in respect of such Purchased Securities to (but excluding) the date of calculation. For these purposes unpaid Income shall be deemed to accrue on a daily basis from (and including) the issue date or the last Income payment date (as the case may be) to (but excluding) the next Income payment date or the maturity date (whichever is earlier);

(b)	“Sell Back Differential”, with respect to any Buy/Sell Back Transaction as of any date, the aggregate amount obtained by daily application of the Pricing Rate for such Buy/Sell Back Transaction to the Purchase Price for such Buy/Sell Back Transaction on a 360 day per year basis (unless otherwise agreed by the parties for the Transaction) for the actual number of days during the period commencing on (and including) the Purchase Date for such Buy/Sell Back Transaction and ending on (but excluding) the date of determination;

(c)	“Sell Back Price”, with respect to any Buy/Sell Back Transaction:

(i)	in relation to the date originally specified by the parties as the Repurchase Date pursuant to Paragraph 2(q) of the Agreement, the price agreed by the Parties in relation to such Buy/Sell Back Transaction, and

(ii)	in any other case (including for the purposes of the application of Paragraph 4 or Paragraph 11 of the Agreement), the product of the formula (P + D) - (IR + C), where –

P	= the Purchase Price

D	= the Sell Back Differential

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IR	= the amount of any Income in respect of the Purchased Securities paid by the issuer on any date falling between the Purchase Date and the Repurchase Date

C	= the aggregate amount obtained by daily application of the Pricing Rate for such Buy/Sell Back Transaction to any such Income from (and including) the date of payment by the issuer to (but excluding) the date of calculation.

5.	When entering into a Buy/Sell Back Transaction the parties shall also agree on the Sell Back Price and the Pricing Rate to apply in relation to such Buy/Sell Back Transaction on the scheduled Repurchase Date. The parties shall record the Pricing Rate in at least one Confirmation applicable to such Buy/Sell Back Transaction.

6.	Termination of a Buy/Sell Back Transaction shall be effected on the Repurchase Date by transfer to Seller or its agent of Purchased Securities against the payment by Seller of (i) in a case where the Repurchase Date is the date originally agreed to by the parties pursuant to Paragraph 2(q) of the Agreement, the Sell Back Price referred to in Paragraph 4(c)(i) of this Annex; and (ii) in any other case, the Sell Back Price referred to in Paragraph 4(c)(ii) of this Annex.

7.	For the avoidance of doubt, the parties acknowledge and agree that the Purchase Price and the Sell Back Price in Buy/Sell Back Transactions shall include Accrued Interest (except to the extent contrary to market practice with respect to the Securities subject to such Buy/Sell Back Transaction, in which event (i) an amount equal to the Purchase Price plus Accrued Interest to the Purchase Date shall be paid to Seller on the Purchase Date and shall be used, in lieu of the Purchase Price, for calculating the Sell Back Differential, (ii) an amount equal to the Sell Back Price plus the amount of Accrued Interest to the Repurchase Date shall be paid to Buyer on the Repurchase Date, and (iii) the formula in Paragraph 4(c)(ii) of this Annex VI shall be replaced by the formula “(P + AI + D) - (IR + C)”, where “AI” equals Accrued Interest to the Purchase Date).

8.	Unless the parties agree in Annex I to the Agreement that a Buy/Sell Back Transaction is not to be repriced, they shall at the time of repricing agree on the Purchase Price, the Sell Back Price and the Pricing Rate applicable to such Transaction.

9.	Paragraph 5 of the Agreement shall not apply to Buy/Sell Back Transactions. Seller agrees, on the date such Income is received, to pay to Buyer any Income received by Seller in respect of Purchased Securities that is paid by the issuer on any date falling between the Purchase Date and the Repurchase Date.

10.	References to “Repurchase Price” throughout the Agreement shall be construed as references to “Repurchase Price or the Sell Back Price, as the case may be.”

11.	In Paragraph 11 of the Agreement, references to the “Repurchase Prices” shall be construed as references to “Repurchase Prices and Sell Back Prices.”

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